                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ______________
                                   FORM 11-K
                    FOR FISCAL YEAR ENDED DECEMBER 31, 1999
(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 1999

                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from        to

     Commission file number:  1-8972

              INDYMAC/INDYMAC MORTGAGE HOLDINGS, INC. 401(k) PLAN
                           __________________________

                        INDYMAC MORTGAGE HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

          155 North Lake Avenue, Pasadena, California      91101-7211
                    (Address of principal executive office)

FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

Filed as a part of this report on Form 11-K are the audited financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA as of and for the year ended December 31, 1999.

(b)  Exhibit

     23.  Consent of Independent Certified Public Accountants

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                             IndyMac/IndyMac Mortgage Holdings, Inc. 401(k) Plan
                             ---------------------------------------------------
                                                                  (Name of Plan)

Date:   June 28, 2000       By:    /s/ Carmella Grahn
                                   ------------------
                            Name:  Carmella Grahn
                            Title: Executive Vice President,
                                   Chief Financial Officer

              IndyMac/IndyMac Mortgage Holdings, Inc. 401(k) Plan

                Financial Statements and Supplemental Schedules

                               December 31, 1999



                               TABLE OF CONTENTS



Report of Independent Certified Public Accountants..........   1

Statements of Net Assets Available for Benefits.............   2

Statement of Changes in Net Assets Available for Benefits...   3

Notes to Financial Statements...............................   5

                            Supplemental Schedules

Schedule of Assets Held for Investment Purposes.............   9

Schedule of Reportable Transactions.........................  10

                                   Exhibits

Consent of Independent Certified Public Accountants.........  11

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


Board of Directors
IndyMac Mortgage Holdings, Inc.

We have audited the accompanying statements of net assets available for benefits of IndyMac/IndyMac Mortgage Holdings, Inc. 401(k) Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


GRANT THORNTON LLP

Los Angeles, California
June 1, 2000

                  IndyMac/IndyMac Mortgage Holdings, Inc. 401(k) Plan
                    Statements of Net Assets Available for Benefits
                            As of December 31, 1999 and 1998

                                                                                                   1999               1998
                                                                                                 ----------        ----------
      Assets
          Investments, at fair value:
             Participant directed investments                                                    $6,926,068        $4,780,550
             Countrywide Credit Industries, Inc. Common Stock *                                     701,204         1,479,486
             IndyMac Mortgage Holdings, Inc. Common Stock *                                       1,849,437           730,504
             Participant notes receivable                                                           199,410           139,883
             Other                                                                                        -            10,529
                                                                                                 ----------        ----------
                        Total investments                                                         9,676,119         7,140,952

          Receivables:
             Employer's contributions                                                                18,711            18,884
             Participants' contributions                                                             58,300            48,767
                                                                                                 ----------        ----------
                         Total receivables                                                           77,011            67,651
                                                                                                 ----------        ----------

      Net Assets Available for Benefits                                                          $9,753,130        $7,208,603
                                                                                                 ==========        ==========

      *  Parties-in-interest

      The accompanying notes are an integral part of these statements.



                                 IndyMac/IndyMac Mortgage Holdings, Inc. 401(k) Plan
                               Statement of Changes in Net Assets Available for Benefits
                                                 With Fund Information
                                              Year Ended December 31, 1999


                                                                                               Non - Participant Directed
                                                                                           ----------------------------------
                                                                                           Countrywide
                                                                            Participant  Credit Industries  IndyMac Mortgage
                                                                             Directed          Inc.           Holdings, Inc.
                                                                           Investments     Common Stock        Common Stock
                                                                         --------------    -------------   ------------------
Additions to net assets attributed to:
   Investment Income:
       Net appreciation (depreciation) in fair value of investments     $      847,982    $     (713,196)      $      240,347
       Capital Gains                                                            81,324                 -                    -
       Dividends                                                               137,042             8,092              241,173
                                                                        --------------    --------------       --------------
                                                                             1,066,348          (705,104)             481,520
   Contributions:
       Employer's                                                                    -                 -              686,165
       Participants'                                                         1,751,532                 -               94,072
       Rollovers                                                                60,626                 -               10,793
                                                                        --------------    --------------       --------------
                                                                             1,812,158                 -              791,030
                                                                        --------------    --------------       --------------

             Total Additions                                                 2,878,506          (705,104)           1,272,550

Deductions from net assets attributed to:
   Distributions paid to participants                                        1,016,695               425                1,710
   Administrative expenses                                                      19,133                 -                    -
                                                                        --------------    --------------       --------------
             Total Deductions                                                1,035,828               425                1,710
                                                                        --------------    --------------       --------------

Net increase (decrease) prior to interfund transfers                         1,842,678          (705,529)           1,270,840

Interfund transfers (net)                                                      302,840           (72,753)            (151,907)
                                                                        --------------    --------------       --------------
   Net increase (decrease)                                                   2,145,518          (778,282)           1,118,933

Net Assets Available for Benefits:
   December 31, 1998                                                         4,780,550         1,479,486              730,504
                                                                        --------------    --------------       --------------

   December 31, 1999                                                    $    6,926,068    $      701,204       $    1,849,437
                                                                        ==============    ==============       ==============


                                                                     Participant
                                                                        Notes
                                                                      Receivable     Other    Receivables      Total
                                                                      -----------    ------    -----------     -------
Additions to net assets attributed to:
   Investment Income:
       Net appreciation (depreciation) in fair value of investments     $      -   $       -   $       -   $    375,133
       Capital Gains                                                           -           -           -         81,324
       Dividends                                                               -           -           -        386,307
                                                                        --------   ---------   ---------   ------------
                                                                               -           -           -        842,764
   Contributions:
       Employer's                                                              -           -      18,711        704,876
       Participants'                                                      59,527           -      58,300      1,963,431
       Rollovers                                                               -           -           -         71,419
                                                                        --------   ---------   ---------   ------------
                                                                          59,527           -      77,011      2,739,726
                                                                        --------   ---------   ---------   ------------

             Total Additions                                              59,527           -      77,011      3,582,490

Deductions from net assets attributed to:
   Distributions paid to participants                                          -           -           -      1,018,830
   Administrative expenses                                                     -           -           -         19,133
                                                                        --------   ---------   ---------   ------------
             Total Deductions                                                  -           -           -      1,037,963
                                                                        --------   ---------   ---------   ------------

Net increase (decrease) prior to interfund transfers                      59,527           -      77,011      2,544,527

Interfund transfers (net)                                                      -     (10,529)    (67,651)              -
                                                                        --------   ---------   ---------   ------------
   Net increase (decrease)                                                59,527     (10,529)      9,360      2,544,527

Net Assets Available for Benefits:
   December 31, 1998                                                     139,883      10,529      67,651      7,208,603
                                                                        --------   ---------   ---------   ------------

   December 31, 1999                                                    $199,410   $       -   $  77,011   $  9,753,130
                                                                        ========   =========   =========   ============

The accompanying notes are an integral part of this statement.

              IndyMac/IndyMac Mortgage Holdings, Inc. 401(k) Plan
           Statement of Changes in Net Assets Available for Benefits
                             With Fund Information
                         Year Ended December 31, 1998


                                                                                                Non - Participant Directed
                                                                                        -------------------------------------------
                                                                                            Countrywide
                                                                     Participant         Credit Industries        IndyMac Mortgage
                                                                       Directed                Inc.                Holdings, Inc.
                                                                     Investments            Common Stock            Common Stock
                                                                     ------------        -----------------        ----------------
Additions to net assets attributed to:
  Investment Income:
     Net appreciation (depreciation) in fair value of investments     $  260,930          $  290,116               $(779,514)
     Capital Gains                                                       289,663                 -                       -
     Dividends                                                               -                 6,650                  71,231
                                                                      ----------          ----------               ---------
                                                                         550,593             296,766                (708,283)

  Contributions:
     Employer's                                                              -                   -                   777,091
     Participants'                                                     1,680,122                 -                    25,916
     Rollovers                                                           297,281                 -                    12,419
                                                                      ----------          ----------               ---------
                                                                       1,977,403                 -                   815,426
                                                                      ----------          ----------               ---------

          Total Additions                                              2,527,996             296,766                 107,143

Deductions from net assets attributed to:
  Distributions paid to participants                                     370,644              61,911                  10,397
  Administrative expenses                                                  1,413                 -                       -
                                                                      ----------          ----------               ---------
          Total Deductions                                               372,057              61,911                  10,397
                                                                      ----------          ----------               ---------

Net increase (decrease) prior to interfund transfers                   2,155,939             234,855                  96,746

Interfund transfers (net)                                                248,522            (847,875)                515,048
                                                                      ----------          ----------               ---------
  Net increase (decrease)                                              2,404,461            (613,020)                611,794

Net Assets Available for Benefits:
  December 31, 1997                                                    2,376,089           2,092,506                 118,710
                                                                      ----------          ----------                --------

  December 31, 1998                                                   $4,780,550          $1,479,486                $730,504
                                                                      ==========          ==========                ========



                                                                     Participant
                                                                        Notes
                                                                     Receivable            Other        Receivables      Total
                                                                     ------------        ---------      -----------    ---------
Additions to net assets attributed to:
  Investment Income:
    Net appreciation (depreciation) in fair value of investments      $    -              $     -        $     -        $ (228,468)
    Capital Gains                                                          -                    -              -           289,663
    Dividends                                                              -                    -              -            77,881
                                                                      --------            ---------      ---------      ----------
                                                                           -                    -              -           139,076
  Contributions:
    Employer's                                                             -               (134,545)        18,884         661,430
    Participants'                                                       62,584             (120,323)        48,767       1,697,066
    Rollovers                                                              -                    -              -           309,700
                                                                      --------            ---------      ---------      ----------
                                                                        62,584             (254,868)        67,651       2,668,196
                                                                      --------            ---------      ---------      ----------

          Total Additions                                               62,584             (254,868)        67,651       2,807,272

Deductions from net assets attributed to:
  Distributions paid to participants                                       -                 73,364            -           516,316
  Administrative expenses                                                  -                    412            -             1,825
                                                                      --------            ---------      ---------      ----------
          Total Deductions                                                 -                 73,776            -           518,141
                                                                      --------            ---------      ---------      ----------

Net increase (decrease) prior to interfund transfers                    62,584             (328,644)        67,651       2,289,131

Interfund transfers (net)                                                  -                339,173       (254,868)            -
                                                                      --------            ---------      ---------      ----------
  Net increase (decrease)                                               62,584               10,529       (187,217)      2,289,131

Net Assets Available for Benefits:
  December 31, 1997                                                     77,299                  -          254,868       4,919,472
                                                                      --------            ---------      ---------      ----------
  December 31, 1998                                                   $139,883            $  10,529      $  67,651      $7,208,603
                                                                      ========            =========      =========      ==========

The accompanying notes are an integral part of this statement.

              INDYMAC/INDYMAC MORTGAGE HOLDINGS, INC. 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


NOTE 1 - DESCRIPTION OF PLAN
----------------------------

Effective July 1, 1997, IndyMac Mortgage Holdings, Inc. and IndyMac, Inc. (the "Companies") established and adopted the IndyMac/IndyMac Mortgage Holdings, Inc. 401(k) Plan (the "Plan") for the benefit of their eligible employees. The Plan was established to provide continuation of the benefits provided pursuant to the Countrywide Credit Industries, Inc. 401(k) Plan for participants who transferred employment from Countrywide Credit Industries, Inc. to IndyMac Mortgage Holdings, Inc. or IndyMac, Inc. and to provide retirement savings benefits to new employees of the Companies. The trustee of the Plan was Scudder Trust Company from inception of the Plan through October 31, 1999. Effective November 1, 1999, Principal Life Insurance Company became the trustee of the Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of the Companies and provides for retirement, disability, death and termination benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 16% of annual compensation to a maximum of $10,000 of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans ("rollover contributions"). The Companies may determine, at their discretion, employer matching contributions to be made. During the years ended December 31, 1999 and 1998, the Companies contributed 75% of the first 3% of the participant's annual compensation that a participant contributes to the Plan and 25% of the second 3% of the participant's annual compensation that a participant contributed to the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Companies' contributions and Plan earnings. Allocations are based upon the number of units of the Plan in each participant's account. Forfeited balances of terminated participants' nonvested accounts are applied as employer contributions made in advance, and reduce the Companies' future contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Companies' contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% per year until becoming fully vested after 5 years of service.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee contributions in any of several investment options. Employer contributions are invested in the common stock of IndyMac Mortgage Holdings, Inc. until the participant is fully vested, at which time the participant may elect to transfer their balance in the common stock of IndyMac Mortgage Holdings, Inc. to any of the investment options offered. Investment options are described below.

Principal Investment Options (November 1, 1999 - December 31, 1999):
--------------------------------------------------------------------

MONEY MARKET - Monies are invested in high-quality, short-term securities.

GOVERNMENT SECURITIES - Monies are invested in fixed-income securities of the U.S. government and related entities.

LARGE CAP STOCK INDEX - Monies are invested in 500 of the nation's largest companies - the same ones found in the Standard & Poor's 500 Stock Index (S&P
500).

LARGE COMPANY GROWTH - Monies are invested in stocks of large seasoned companies with competitive advantages and histories of above-average performance.

LARGE COMPANY VALUE - Monies are invested in stocks of larger companies that is deemed to be undervalued.

MEDIUM COMPANY GROWTH - Monies are invested in stocks of medium-sized companies that are focused on growing their businesses.

SMALL COMPANY GROWTH - Monies are invested in stocks of small companies that are in the development stage.

INDYMAC MORTGAGE HOLDINGS, INC. COMMON STOCK - Monies are invested in the common stock of IndyMac Mortgage Holdings, Inc.

Scudder Investment Options (January 1, 1998 - October 31, 1999):
----------------------------------------------------------------

SCUDDER GROWTH AND INCOME FUND - Monies are invested primarily in income-producing common and preferred stocks of growing established companies.

SCUDDER INTERNATIONAL FUND - Monies are invested in a diversified portfolio of foreign stocks of growing established companies.

SCUDDER INCOME FUND - Monies are invested in high-grade corporate bonds and government securities.

SCUDDER CASH INVESTMENT TRUST - Monies are invested in a diversified portfolio of Treasury Bills, CD's, commercial paper, and other domestic money market securities maturing in less than one year.

IDS NEW DIMENSIONS FUND - Monies are invested in the common stock of U.S. and foreign companies that show strong growth potential.

IDS MUTUAL FUND - Monies are invested in medium to large U.S. and foreign companies' common stock and bonds.

COUNTRYWIDE INSTITUTIONAL GOVERNMENT INCOME FUND - Monies are invested in short-term obligations issued or guaranteed by the U.S. Government.

COUNTRYWIDE UTILITY FUND - Monies are invested in public utilities.

COUNTRYWIDE EQUITY FUND - Monies are invested in the common stock of growing companies with long term capital appreciation potential.

COUNTRYWIDE ADJUSTABLE RATE U.S. GOVERNMENT SECURITIES FUND - Monies are invested in adjustable-rate mortgage-backed securities guaranteed by the U.S. Government.

COUNTRYWIDE INTERMEDIATE TERM GOVERNMENT INCOME FUND - Monies are invested in U.S. Treasury Bonds of 20 years or less.

SCUDDER STOCK INDEX COMMON COLLECTIVE TRUST - Monies are invested in common stocks that seek to match the total return of the Standard & Poors' 500 Stock Index.

COUNTRYWIDE CREDIT INDUSTRIES, INC. COMMON STOCK - Monies are invested in the common stock of Countrywide Credit Industries, Inc.

INDYMAC MORTGAGE HOLDINGS, INC. COMMON STOCK - Monies are invested in the common stock of IndyMac Mortgage Holdings, Inc.

PARTICIPANT NOTES RECEIVABLE

Participants may elect to borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

On separation from service, a participant may elect to receive an amount equal to the vested value of his or her account through a lump-sum distribution or equal, or nearly equal, payments made at least annually for a period not to exceed 15 years. If the participant has invested in the pooled funds, he or she may elect to receive distributions of whole shares of the pooled funds with fractional shares paid in cash.

FORFEITED ACCOUNTS

At December 31, 1999 and 1998, forfeited nonvested accounts totaled $103,905 and $18,132, respectively. These accounts will be used to reduce future employer contributions.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES
---------------------------------------

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Common stocks are valued based upon the stock price at the last reported sales price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of underlying shares held by the Plan as of year-end. Money market funds and participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual method. Dividends are recorded on the ex-dividend date.

NOTE 3 - INVESTMENTS
--------------------

The Plan's investments are held in a trust fund administered by Principal Life Insurance Company. The fair values of the following individual investments at December 31, 1999 and December 31, 1998 represented 5% or more of the Plan's net assets:


                                                                         December 31,
                                                               1999                      1998
                                                        --------------------       ------------------
Money Market                                                   $  628,169               $  403,022
Government Securities                                             560,448                  331,182
Large Capital Stock Index                                       1,770,314                1,029,408
Large Company Growth                                            1,022,721                  793,419
Vanguard Asset Allocation                                         455,769                  390,014
Vanguard Growth & Income                                        1,405,919                1,077,759
Putnam International Growth A                                     685,524                  424,775
Countrywide Credit Industries, Inc. Common Stock*                 701,204                1,479,486
IndyMac Mortgage Holdings, Inc. Common Stock*                   1,849,438                  730,504

*  Non-participant directed

During the year ended December 31, 1999, the Plan's investments (including realized and unrealized gains and losses) appreciated in value by $375,133 as follows:

                 Mutual Funds                   $ 872,321
                 Common Stock                    (472,849)
                 U.S. Government Securities       (24,339)
                                                ---------
                                                $ 375,133
                                                =========

NOTE 4 - PLAN TERMINATION
-------------------------

Although it has not expressed any intent to do so, the Companies have the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE 5 - TAX STATUS
-------------------

The Internal Revenue Service has determined and informed the Company by letter dated June 23, 1998 that the Plan qualifies under Section 401(b) of the Internal Revenue Code (IRC) and, therefore, the Plan is not subject to tax under present income tax law. The Benefits Committee is not aware of any course of action or events that have occurred that might adversely affect the Plan's qualified status.

NOTE 6 - ADMINISTRATIVE EXPENSES
--------------------------------

Fees for the investment management services for the Plan are paid by the Companies. These fees amounted to $7,210 and $13,828 for the years ended December 31, 1999 and 1998, respectively.

                            Supplemental Schedules


              IndyMac/IndyMac Mortgage Holdings, Inc. 401(k) Plan
                Schedule of Assets Held for Investment Purposes
                               December 31, 1999


    Identity of Issue, Borrower, Lessor or Similar Party           Description of Investment        Cost             Current Value
    ----------------------------------------------------           ---------------------------   ---------------      -------------
 Assets
    Principal Life Insurance Company                               Money Market                          622,890        $   628,169
    Principal Life Insurance Company                               Government Securities                 561,906            560,448
    Principal Life Insurance Company                               Large Cap Stock Index               1,633,572          1,770,315
    Principal Life Insurance Comapny                               Large Company Growth                  885,799          1,022,721
    Principal Life Insurance Company                               Large Company Value                   180,030            168,284
    Principal Life Insurance Company                               Medium Company Growth                   6,503              6,753
    Principal Life Insurance Company                               Small Company Growth                    5,417              5,821
    Vanguard Group                                                 Vanguard Asset Allocation             472,092            455,769
    Vanguard Group                                                 Vanguard Growth & Income            1,316,081          1,405,919
    Invesco Family of Funds                                        INVESCO Dynamics                       46,447             47,189
    T. Rowe Price Funds                                            T. Rowe Price Science & Technology    165,452            169,156
    Putnam Funds                                                   Putnam International Growth A         565,072            685,524
    Countrywide Credit Industries, Inc.                            Common Stock                          940,726            701,204
    IndyMac Mortgage Holdings, Inc.                                Common Stock                        1,897,909          1,849,437
    Participant notes receivable                                                                               -            199,410
                                                                                                     -----------        -----------
                     Total                                                                           $ 9,299,896        $ 9,676,119
                                                                                                     ===========        ===========

              IndyMac/IndyMac Mortgage Holdings, Inc. 401(k) Plan
                      Schedule of Reportable Transactions
                         Year Ended December 31, 1999



     Identity of                                                                              Purchase      Selling
    Party Involved                      Description of Assets                      Units        Price        Price
   --------------------------------------------------------------------------------------------------------------------------
   Category (iii) - series of transactions in excess of 5 percent of plan assets:

   Principal        Money Market                                                   17,087     $ 657,135     $     -
   Principal        Money Market                                                      890             -      34,499
   Principal        Government Securities                                          39,810       569,376           -
   Principal        Government Securities                                             522             -       7,458
   Principal        Large Capital Stock Index                                      36,288     1,727,817           -
   Principal        Large Capital Stock Index                                       1,980             -     101,697
   Principal        Large Company Growth                                           37,728       974,481           -
   Principal        Large Company Growth                                            3,441             -      99,597
   Principal        Vanguard Asset Allocation                                      19,311       476,078           -
   Principal        Vanguard Asset Allocation                                         161             -       3,847
   Principal        Vanguard Growth & Income                                       38,947     1,351,837           -
   Principal        Vanguard Growth & Income                                        1,031             -      37,567
   Principal        Putnam International Growth A                                  23,753       580,895           -
   Principal        Putnam International Growth A                                     656             -      18,304
   Principal        Countrywide Credit Industries, Inc. Common Stock               27,771       940,726           -
   Principal        IndyMac Mortgage Holdings, Inc. Common Stock                  142,064     1,923,023           -
   Principal        IndyMac Mortgage Holdings, Inc. Common Stock                    1,848             -      19,694



     Identity of                                                                   Cost        Current          Net
    Party Involved                      Description of Assets                    of Asset       Value      Gain or (Loss)
   ----------------------------------------------------------------------------------------------------------------------------
   Category (iii) - series of transactions in excess of 5 percent of plan assets:

   Principal        Money Market                                               $  657,135    $  628,169    $      -
   Principal        Money Market                                                   34,245        34,499         254
   Principal        Government Securities                                         569,376       560,448           -
   Principal        Government Securities                                           7,470         7,458         (12)
   Principal        Large Capital Stock Index                                   1,727,817     1,770,315           -
   Principal        Large Capital Stock Index                                      94,246       101,697       7,451
   Principal        Large Company Growth                                          974,481     1,022,721           -
   Principal        Large Company Growth                                           88,682        99,597      10,915
   Principal        Vanguard Asset Allocation                                     476,078       455,769           -
   Principal        Vanguard Asset Allocation                                       3,987         3,847        (140)
   Principal        Vanguard Growth & Income                                    1,351,837     1,405,919           -
   Principal        Vanguard Growth & Income                                       35,756        37,567       1,811
   Principal        Putnam International Growth A                                 580,895       685,524           -
   Principal        Putnam International Growth A                                  15,823        18,304       2,481
   Principal        Countrywide Credit Industries, Inc. Common Stock              940,726       701,204           -
   Principal        IndyMac Mortgage Holdings, Inc. Common Stock                1,923,023     1,849,437           -
   Principal        IndyMac Mortgage Holdings, Inc. Common Stock                   25,115        19,694      (5,421)
